Exhibit 99.1
Shinhan Financial Group resolved to pay quarterly cash dividends

On April 22, 2022, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

Total dividend amount to be paid: KRW 213,270,080,800 (KRW 400 per share)

The total number of shares subject to dividend is 533,175,202 shares, including class shares
(515,693,202 common shares, 17,482,000 convertible preferred shares)

Record date: March 31, 2022

The payment for quarterly dividends is expected to be made within 20 days following the resolution of the Board of Directors.

Shinhan Financial Group has commenced quarterly dividend payments from 2Q 2021 after preparing the basis for quarterly dividends by amending the articles of incorporation at the annual general shareholders' meeting on March 25th, 2021. At the Board meeting held on April 22nd, 2022, the Board of directors decided on the dividends to be paid for 1Q 2022, and, at the same time, reviewed the plan to evenly pay the quarterly dividends for 2Q and 3Q 2022, irrespective of quarterly earnings. Nevertheless, domestic and overseas business environment will be taken into account when the Board decides on the quarterly dividend for 2Q and 3Q 2022 at the Board meeting each quarter, and the announcement will be made separately upon the Board’s resolution.